UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

GENOPTIX, INC.

(Name of Subject Company)

GENOPTIX, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

37243V100

(CUSIP Number of Class of Securities)

Tina S. Nova, Ph.D.

President and Chief Executive Officer

Genoptix, Inc.

1811 Aston Avenue

Carlsbad, CA 92008

(760) 268-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Frederick T. Muto, Esq.

Barbara L. Borden, Esq.

J. Patrick Loofbourrow, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Filed by Genoptix, Inc. pursuant to Rule 14d-9(a)(2)

Under the Securities Exchange Act of 1934

Subject Company: Genoptix, Inc.

Commission File No.: 001-33753

This Schedule 14D-9 filing consists of the following documents relating to the proposed acquisition of Genoptix, Inc. (“Genoptix” or the “Company”) by Novartis Finance Corporation (“Novartis”) pursuant to the terms of an Agreement and Plan of Merger, dated January 24, 2011, by and among the Company, Novartis and GO Merger Sub, Inc., a wholly owned subsidiary of Novartis (the “Merger Agreement”):

(i) press release issued by the Company on January 24, 2011;

(ii) joint letter to Company employees from the Company and Novartis distributed on January 24, 2011; and

(iii) form of letter to Company customers distributed on January 24, 2011.

Important Information and Where To Find It

This Schedule 14D-9 filing is neither an offer to purchase nor a solicitation of an offer to sell securities. The offer to buy shares of Genoptix common stock described in this filing has not yet commenced. At the time the tender offer is commenced, Novartis will file a tender offer statement on Schedule TO with the United States Securities and Exchange Commission (SEC) and Genoptix will file a solicitation/recommendation statement on Schedule 14D-9. Genoptix stockholders and other investors should read these materials carefully because they will contain important information, including the terms and conditions of the tender offer. These materials and any other documents filed by Genoptix or Novartis with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov and by contacting Genoptix Investor Relations at 800-881-3100. In addition, investors and stockholders will be able to obtain free copies of the documents filed with the SEC on Genoptix’ website at www.genoptix.com. Investors and stockholders are urged to read the Schedule TO, the Schedule 14D-9 and the other relevant materials before making any investment decision with respect to the tender offer.

Safe Harbor for Forward-Looking Statements

Statements in this Schedule 14D-9 filing that relate to future results and events are forward-looking statements based on Genoptix’ and Novartis’ current expectations regarding the tender offer and other transactions contemplated by the Merger Agreement. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. There can be no assurances that a transaction will be consummated. Other risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, if at all, Genoptix may not satisfy one or more closing conditions; that the Merger Agreement may be terminated; and the impact of the current economic environment, fluctuations in operating results, market acceptance of Genoptix’ services, and other risks that are described in the Genoptix Annual Report on Form 10-K for the year ended December 31, 2009, in its most recent Quarterly Report on Form 10-Q and in its subsequently filed SEC reports. Genoptix undertakes no obligation to update these forward-looking statements except to the extent otherwise required by law.

On January 24, 2011, the Company issued the following press release:

Company Contact:	Media Contact:
Marcy Graham	Sarah Thailing

Executive Director, Investor Relations Genoptix, Inc. 800-881-3100 investorrelations@genoptix.com www.genoptix.com	Principal Wordanista 619-255-7337 sarah@wordanista.com

Genoptix Announces Agreement to be Acquired by Novartis

SAN DIEGO, CA – January 24, 2011 – Genoptix, Inc. (NASDAQ:GXDX) announced today that it has entered into a definitive merger agreement to be acquired by Novartis. Under the terms of the merger agreement, Novartis will commence an all cash tender offer for all outstanding shares of common stock of Genoptix at USD$25.00 per share. The transaction implies, on a fully-diluted basis, a total equity value of approximately USD$470 million and an enterprise value of USD$330 million.

The $25.00 per share cash offer price represents a premium of 39% over Genoptix’ unaffected closing share price of $17.98 on December 13, 2010 and a 27% premium over the closing price of USD$19.76 on January 21, 2011.

Genoptix’ Chief Executive Officer, Tina S. Nova, Ph.D., stated, “We believe this transaction provides substantial value and liquidity to our stockholders. We are excited about becoming part of the Novartis Molecular Diagnostics (MDx) unit and continuing to enhance the value that we bring to our core community oncologist customers. We share Novartis’ strong commitment to transforming patient care, improving health outcomes for patients and enhancing the suite of diagnostic tools for our physician customers.”

Genoptix’ board of directors unanimously determined that the merger agreement and the transactions contemplated thereby are fair to and in the best interests of Genoptix and its stockholders, and recommends that Genoptix’ stockholders tender their shares and adopt the merger agreement.

Each of Genoptix’ directors and executive officers has agreed to tender their shares in the offer.

The transaction is conditioned upon the tender of at least a majority of the shares of Genoptix in the tender offer, receipt of regulatory approvals and other customary closing conditions. The transaction is expected to close within the first half of 2011.

The terms and conditions of the tender offer will be described in the tender offer documents, which will be filed with the U.S. Securities and Exchange Commission (“SEC”).

Barclays Capital is serving as financial advisor to Genoptix and Cooley LLP is serving as Genoptix’ legal advisor.

About Genoptix, Inc.

Genoptix is a specialized laboratory service provider focused on delivering personalized and comprehensive diagnostic services to community-based hematologists and oncologists. Genoptix is headquartered in Carlsbad, California.

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Genoptix. The tender offer for shares of Genoptix described in this press release has not yet been commenced. The offer to buy shares of Genoptix common stock will be made only pursuant to the offer to purchase and related materials that Novartis will file on Schedule TO with the SEC. At the same time, Genoptix will file its recommendation of the tender offer on Schedule 14D-9 with the SEC. Genoptix stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. These materials and any other documents filed by Novartis or Genoptix with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov and by contacting Genoptix Investor Relations at (800) 881-3100. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on Genoptix’ website at www.genoptix.com. Investors and security holders are urged to read the Schedule TO, as amended from time to time, and the Schedule 14D-9, as amended from time to time, and the other relevant materials before making any investment decision with respect to the tender offer.

Statements in this press release that relate to future results and events are forward-looking statements based on Genoptix’ current expectations regarding the tender offer and transactions contemplated by the merger agreement. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. There can be no assurances that a transaction will be consummated. Other risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, if at all, Genoptix may not satisfy one or more closing conditions; that the merger agreement may be terminated; and the impact of the current economic environment, fluctuations in operating results, market acceptance of Genoptix’ services, and other risks that are described in Genoptix’ Annual Report on Form 10-K for the year ended December 31, 2009, in its most recent Quarterly Report of Form 10-Q and in its subsequently filed SEC reports. Genoptix undertakes no obligation to update these forward-looking statements except to the extent otherwise required by law.

# # #

On January 24, 2011, the Company distributed the following letter to its employees:

CONFIDENTIAL

January 24, 2011

Dear Colleagues;

Today we announced that Genoptix and Novartis have entered into an agreement for the acquisition of Genoptix by Novartis. As stated in our press releases, Novartis will commence an all cash tender offer for all outstanding shares of Genoptix. We expect the acquisition to close in the first half of 2011 and, after a successful close, we can begin our exciting work together.

Novartis and Genoptix believe that Genoptix is an excellent fit with Novartis Molecular Diagnostics (MDx), and the roles you play will only become more important once the acquisition closes. Genoptix is widely recognized for being an innovative leader in improving health outcomes. In turn, we’re confident that you’ll find Novartis is a dynamic healthcare company with a long and proud history and an equally exciting future.

During our deal discussions, it became clear that our organizations have much in common. Most importantly, we share a deep commitment to transforming the standard of care. We’ll work together to plan our future, and upon the successful closing of the acquisition, we are confident that by acting as one team, we will be able to do great things to enhance value for patients, clinicians, payors, and society.

For now, we would like to invite you to join us for an informal town meeting during which we will share more information about Novartis MDx. We are particularly pleased to be joined by Tony Rosenberg, Head of Partnering and Emerging Businesses for Novartis Pharmaceuticals.

The meeting will be held at 10:00 a.m. Pacific Time on Wednesday, January 26, 2011, at the 2105 Rutherford Rd. building and, for the sales team, will be accessible by teleconference. We look forward to seeing you.

Best regards,

Tina S. Nova, Ph.D.	Mike Nohaile
President and Chief Executive Officer	Head of Novartis MDx
Genoptix, Inc.

Important Information and Where To Find It

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The offer to buy shares of Genoptix, Inc. common stock described in this announcement has not yet commenced. At the time the tender offer is commenced, Novartis will file a tender offer statement on Schedule TO with the United States Securities and Exchange Commission (SEC) and Genoptix will file a solicitation/recommendation statement on Schedule 14D-9. Genoptix stockholders and other investors should read these materials carefully because they will contain important information, including the terms and conditions of the tender offer. These materials and any other documents filed by Genoptix or Novartis with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov and by contacting Genoptix Investor Relations at 800-881-3100. In addition, investors and stockholders will be able to obtain free copies of the documents filed with the SEC on Genoptix’ website at www.genoptix.com. Investors and stockholders are urged to read the Schedule TO, the Schedule 14D-9 and the other relevant materials before making any investment decision with respect to the tender offer.

Safe Harbor for Forward-Looking Statements

        The foregoing announcement contains forward-looking statements that can be identified by terminology such as “will”, “expect”, “plans”, “enhance”, “future”, “may”, “should” or similar expressions, or by express or implied discussions regarding the potential impact on Novartis or Genoptix of the proposed transaction, including express or implied discussions regarding potential future sales or earnings of the Novartis Group or Genoptix and any potential synergies, strategic benefits or opportunities as a result of the proposed transaction. No one should not place undue reliance on these statements. Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Novartis or Genoptix will achieve any particular future financial results or future growth rates or that Novartis or Genoptix will be able to realize any potential synergies, strategic benefits or opportunities as a result of the proposed transaction. In particular, Novartis’ or Genoptix’ management expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; disruption from the transaction making it more difficult to maintain relationships with customers or suppliers; competition in general; government, industry, and general public pricing and other political pressures; the impact that the foregoing factors could have on the values attributed to Novartis’ or Genoptix’ assets and liabilities as recorded in their respective consolidated balance sheets; and other risks and factors referred to in (i) Novartis AG’s current Form 20-F and its subsequent filings with the SEC or (ii) Genoptix’ current Form 10-K, its most recent Form 10-Q and its subsequent filings with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis and Genoptix are providing the information in this announcement as of this date and do not undertake any obligation to update any forward-looking statements contained in this announcement as a result of new information, future events or otherwise.

On January 24, 2011, the Company distributed the following letter to certain of its customers:

January 24, 2011

Dear Valued Customer,

We have dedicated ourselves over the past several years to providing you with our hallmark personalized and comprehensive diagnostic services through our highly trained group of hematopathologists and laboratory personnel. We have been focused on delivering sophisticated diagnostic technologies to provide you a differentiated, specialized and integrated tool to aid you in making vital decisions concerning the treatment of malignancies of the blood, bone marrow, and other forms of cancer. We believe that our unique personalized approach has enhanced and improved patient outcomes for our core community hematologist/oncologist customers. We are pleased that we have grown our core business to provide our high quality service to over 1,300 regularly ordering physicians.

Today, we are very excited to announce that we have entered into an agreement for Genoptix to become an integral and important part of Novartis Molecular Diagnostics (MDx), a unit within the Novartis Pharmaceuticals Division. The acquisition will support and expedite the development of companion diagnostic programs, especially in oncology. We will remain focused on continuing to provide the exceptional quality, high-touch service that you have come to expect from us and intend to continue to enhance and expand our services to support you in the care and treatment of your patients. We believe the strategic fit between Genoptix and Novartis will further enhance patient outcomes and patient care and take us further down the path toward truly personalized medicine.

When the transaction is completed, we look forward to being part of the Novartis MDx unit and providing innovative products to enhance the quality of life for cancer patients. We believe the transaction will enable Genoptix to further expand the diagnostic tools and services we offer to our customers with the goal of continuing to improve health outcomes for patients by advancing the ability to define and monitor individual treatment programs. By integrating Genoptix within Novartis, we can greatly enhance the value we add to patients, clinicians, payors and society.

We and Novartis are entirely committed to continuing our high level of service and to continue to provide you with our “one patient, one hematopathologist, one diagnosis” approach.

We look forward to our future within the Novartis family and hope that you share our excitement.

Very truly yours,

Tina S. Nova, Ph.D.

President and Chief Executive Officer

Important Information and Where To Find It

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The offer to buy shares of Genoptix, Inc. common stock described in this announcement has not yet commenced. At the time the tender offer is commenced, Novartis will file a tender offer statement on Schedule TO with the United States Securities and Exchange Commission (SEC) and Genoptix will file a solicitation/recommendation statement on Schedule 14D-9. Genoptix stockholders and other investors should read these materials carefully because they will contain important information, including the terms and conditions of the tender offer. These materials and any other documents filed by Genoptix or Novartis with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov and by contacting Genoptix Investor Relations at 800-881-3100. In addition, investors and stockholders will be able to obtain free copies of the documents filed with the SEC on Genoptix’ website at www.genoptix.com. Investors and stockholders are urged to read the Schedule TO, the Schedule 14D-9 and the other relevant materials before making any investment decision with respect to the tender offer.

Safe Harbor for Forward-Looking Statements

Statements in this announcement that relate to future results and events are forward-looking statements based on Genoptix’ and Novartis’ current expectations regarding the tender offer and other transactions contemplated by the agreement for the acquisition of Genoptix by Novartis. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. There can be no assurances that a transaction will be consummated. Other risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, if at all, Genoptix may not satisfy one or more closing conditions; that the agreement for the acquisition of Genoptix by Novartis may be terminated; and the impact of the current economic environment, fluctuations in operating results, market acceptance of Genoptix’ services, and other risks that are described in the Genoptix Annual Report on Form 10-K for the year ended December 31, 2009, in its most recent Quarterly Report on Form 10-Q and in its subsequently filed SEC reports. Genoptix undertakes no obligation to update these forward-looking statements except to the extent otherwise required by law.